May 9, 2018

Via EDGAR and E-Mail

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:      John Reynolds

Kevin Dougherty

Re: Sundance Energy Australia Limited

Registration Statement on Form F-3

Originally Filed May 1, 2018

File No. 333-224583

Ladies and Gentlemen,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sundance Energy Australia Limited hereby requests acceleration of the effectiveness of its Registration Statement on Form F-3 (File No. 333-224583) at 4:00 p.m., Eastern time on May 11, 2018, or as soon thereafter as practicable.

Sincerely,

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric McCrady
Name:	Eric P. McCrady
Title:	Chief Executive Officer

cc:          Heath C. Trisdale, Baker & McKenzie LLP